SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              ---------------
                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. 1)1


                          Westfield America, Inc.
            ---------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
        ----------------------------------------------------------
                       (Title of Class of Securities)

                                959910 10 0
               ---------------------------------------------
                               (CUSIP Number)

                                 Irv Hepner
                        c/o Westfield America, Inc.
                    11601 Wilshire Boulevard, 12th Floor
                           Los Angeles, CA 90025
                               (310) 445-2427
                     ---------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 29, 1999
                       ------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 959910 10 0      SCHEDULE 13D          PAGE  2  OF 10  PAGES
---------------------                            ---------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Perpetual Trustee Company Limited, as Trustee of Westfield America Trust

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)|_|
                                                                        (b)|_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  |_|
      TO ITEMS 2(d) OR 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

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    NUMBER OF        7      SOLE VOTING POWER
     SHARES                 -0-
  BENEFICIALLY       ----------------------------------------------------------
    OWNED BY         8      SHARED VOTING POWER
      EACH                  56,418,618
    REPORTING        ----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  -0-
                     ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            56,418,618
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      56,418,618

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 64.7%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-------------------------------------------------------------------------------


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                                                          PAGE  3  OF 10  PAGES


                             AMENDMENT NO. 1 TO
                         STATEMENT ON SCHEDULE 13D

            This Amendment No. 1 (the "Amendment No. 1") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is being filed on behalf of Perpetual Trustee Company Limited (the "WAT Trustee"), as Trustee for Westfield America Trust ("WAT").

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) The following persons are no longer directors or executive officers of the WAT Trustee:

            David White
            Graham Bradley
            Richard Atkinson
            Eleanor Dartnall

            The following persons are directors or executive officers of the WAT Trustee:

            Gai Marie McGrath
            Michael Jovan Stefanovski
            Phillip Andrew Vernon
            Wayne Ralph Wilson

            (b) The business address for Ms. McGrath, Messrs. Stefanovski, Vernon and Wilson is c/o Perpetual Trustee Company Limited, Level 7, 39 Hunter Street, Sydney, NSW, Australia, 2000.

            (c) Ms. McGrath, Messrs. Stefanovski, Vernon and Wilson are all employed by the WAT Trustee.

            (d) No person listed in Item 2 of this Amendment No. 1 has been convicted during the last five years in a criminal proceeding (excluding traffic offenses or similar misdemeanors).

            (e) No person listed in Item 2 of this Amendment No. 1 has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.


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                                                          PAGE  4  OF 10  PAGES


            (f) Ms. McGrath, Messrs. Vernon, Wilson and Stefanovski are citizens of Australia.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended as follows:

            In August 1998, the WAT Trustee purchased an aggregate of 416,667 shares of Series D Preferred Stock (the "Series D Preferred Shares") of the Company for cash consideration of $75,000,060. In December 1998, the WAT Trustee purchased an aggregate of 138,889 shares of Series D-1 Preferred Stock (the "Series D-1 Preferred Shares") of the Company for cash consideration of $25,000,020. The cash consideration for the acquisition of the Series D Preferred Shares and the Series D-1 Preferred Shares was obtained through an equity placement in Australia which raised A$118 million, with the remainder obtained from working capital.

            The Series D Preferred Shares and the Series D-1 Preferred Shares are immediately convertible into Common Shares. Each Series D Preferred Share or Series D-1 Preferred Share, as applicable, is convertible at the option of the holder at any time, into such number of Common Shares as is determined by dividing $180.00 (which number is the aggregate Liquidation Preference of such share) plus accrued but unpaid dividends by the Conversion Price (as defined below). The initial Conversion Price is $18.00, subject to standard anti-dilution provisions.

            In September 1999, 350,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,921,956 which consideration was obtained from working capital.

            In December 1999, 88,800 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $1,154,106, which consideration was obtained from working capital.

            In February 2000, 614,000 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $8,359,934, which consideration was obtained from working capital.

            In March 2000, 356,500 Common Shares were acquired by the WAT Trustee for cash consideration of approximately $4,965,924, which consideration was obtained from working capital.

ITEM 4.     PURPOSE OF TRANSACTION.


            Item 4 of the Schedule 13D is hereby amended as follows:

            The WAT Trustee acquired the Series D Preferred Shares, the Series D-1 Preferred Shares and the Common Shares in order to increase its equity interest in the Company. The WAT

                                                          PAGE  5  OF 10  PAGES


Trustee may continue to purchase securities of the Company from time to time. However, the WAT Trustee has no plans or proposals which relate to or would result in:

            (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (5) any material change in the present capitalization or dividend policy of the Company;

            (6) any other material change in the Company's business or corporate structure;

            (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (10)  any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


            Item 5(a) of the Schedule 13D is hereby amended as follows:

            (a) The WAT Trustee owns 56,418,618 Common Shares, which represents approximately 64.7% of the outstanding Common Shares. This figure includes the Series D Preferred Shares, the Series D-1 Preferred Shares and an aggregate of 8,335,648 Common Shares issuable upon exercise of two warrants held by the WAT Trustee. None of the other persons named in
Item 2 holds any Common Shares. The WAT Trustee disclaims beneficial ownership of such shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.


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                                                          PAGE  6  OF 10  PAGES


            Item 5(b) of the Schedule 13D is hereby amended as follows:

            (b) Other than with respect to the election of directors of the Company, the WAT Trustee has shared power with Westfield America Management Limited ("WAM") to vote and dispose of all 56,418,618 Common Shares held by the WAT Trustee. With respect to the election of directors of the Company, the WAT Trustee may only vote the Common Shares held by it as approved by the holders of units of WAT.

            Item 5(c) of the Schedule 13D is hereby amended as follows:

            (c) The WAT Trustee effected the following open market purchase of Common Shares during the period beginning 60 days prior to April 29, 1999 and ending on the date of this Statement:

            Date of              Number               Price
            Transaction          of Shares            per Share
            -----------          ---------            ---------

            9/21/99               113,000             $14.125
            9/21/99                 1,400             $14.063
            9/21/99                10,600             $14.00
            9/22/99               100,000             $14.063
            9/22/99                50,000             $14.00
            9/23/99                25,000             $14.063
            9/23/99                48,900             $14.00
            9/23/99                 1,100             $13.938
            12/20/99               27,000             $13.00
            12/20/99                5,700             $12.8125
            12/20/99                3,300             $12.750
            12/20/99                1,000             $12.625
            12/21/99                7,100             $13.3125
            12/21/99                6,400             $13.250
            12/21/99                  100             $13.125
            12/21/99                3,800             $13.0625
            12/22/99               10,000             $13.00
            12/22/99               12,100             $12.9375
            12/23/99                  200             $13.00
            12/23/99                2,800             $12.9375
            12/23/99                9,300             $12.875
            2/08/00                   600             $12.875
            2/08/00                 1,000             $12.8125
            2/09/00                36,200             $13.375
            2/09/00                   900             $13.25
            2/09/00                 1,600             $13.1875
            2/09/00                   300             $13.00


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                                                          PAGE  7  OF 10  PAGES


            2/09/00                 1,500             $12.8125
            2/10/00                10,500             $13.50
            2/16/00                 1,000             $13.6875
            2/17/00                43,800             $13.75
            2/17/00                 2,000             $13.6875
            2/17/00                   600             $13.625
            2/18/00               346,000             $13.625
            2/22/00                 6,200             $13.50
            2/23/00                19,600             $13.3485
            2/24/00               142,200             $13.50
            3/02/00                11,900             $13.50
            3/03/00               105,700             $13.9866
            3/06/00                 8,000             $13.625
            3/08/00                 8,000             $13.068
            3/09/00                 8,000             $13.4844
            3/10/00                 1,400             $13.4375
            3/13/00                 6,200             $13.4547
            3/15/00                 5,700             $13.625
            3/16/00               137,900             $13.9427
            3/17/00                 6,200             $13.7288
            3/20/00                 5,000             $13.9925
            3/21/00                 5,000             $13.9888
            3/22/00                34,500             $14.00
            3/23/00                 2,000             $14.00
            3/24/00                 5,000             $14.00
            3/27/00                 6,000             $13.7656

            Item 5(d) of the Schedule 13D is hereby amended as follows:

            (d) Holders of WAT units will receive economic benefits from the Common Shares and the Preferred Shares held by the WAT Trustee. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially
22.2% of outstanding WAT units and each of Messrs. Frank P., David H.,
Peter S. and Steven M. Lowy may be deemed to each own beneficially 28.8% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended as follows:

            Under the Subscription Agreements, dated as of June 25, 1998 and December 17, 1998, each among the Company, WAM and the WAT Trustee (the "WAT Subscription Agreements"),


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                                                          PAGE  8  OF 10  PAGES


so long as the WAT Trustee owns any Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, if the Company shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Internal Revenue Code, the WAT Trustee shall have the right to require the Company, to the extent the Company shall have funds legally available therefor, to repurchase any or all of the Series D Preferred Shares or Series D-1 Preferred Shares, as applicable, held by the WAT Trustee in an amount equal to 115% of the liquidation preference thereof, plus accrued and unpaid dividends, whether or not declared, if any, to the date of repurchase or the date payment is made available.

            In addition, pursuant to the Certificate of Designation setting forth "Resolution Designating Series D Preferred Shares and Fixing Preferences and Rights Thereof " (the "Series D Certificate of Designation"), the Series D Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D Certificate of Designation, if there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series D Certificate of Designation, from and after August 12, 2008, the holders of the Series D Preferred Shares have the right to require the Company to redeem their Series D Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D Preferred Shares.

            Pursuant to the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc.
Designating Series D-1 Preferred Shares and Fixing Preferences and Rights Thereof" (the "Series D-1 Certificate of Designation" and together with the Series D Certificate of Designation, the "Certificates of Designation"), the Series D-1 Preferred Shares are redeemable, at the option of the Company, on or after August 12, 2008 at a redemption price equal to


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                                                          PAGE  9  OF 10  PAGES


the sum of $180.00 per share and all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.

            Pursuant to the Series D-1 Certificate of Designation, If there is a Change of Control (as defined therein), the holders of the Series D Preferred Shares can require the Company, if the Company has funds legally available therefor, to redeem their Series D-1 Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that the Company repurchases such shares.

            Pursuant to the Series D-1 Certificate of Designation, from and after August 12, 2008, the holders of the Series D-1 Preferred Shares have the right to require the Company to redeem their Series D-1 Preferred Shares either for cash or for Common Shares, at the Company's option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the Conversion Price (as defined therein).

            Pursuant to the Series D-1 Certificate of Designation, the holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that a majority of the holders of the Series D-1 Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Company's Articles of Incorporation or the Series D-1 Certificate of Designation that materially and adversely affects their voting powers, rights or preferences and a majority of the holders of the Series D-1 Preferred Shares, voting together as a class, must approve any merger or consolidation that the Company is involved in, if the Company does not survive such merger or consolidation and the holders of the Series D-1 Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D-1 Preferred Shares.

            All references to, and summaries of, the WAT Subscription Agreements and the Certificates of Designation in this Amendment No. 1 are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits hereto and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT A   WAT Subscription Agreement, dated as of June 25, 1998.
         EXHIBIT B   WAT Subscription Agreement, dated as of December 17, 1998.
         EXHIBIT C   Series D Certificate of Designation
         EXHIBIT D   Series D-1 Certificate of Designation


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                                                            PAGE 10 OF 10 PAGES


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2000

                                              PERPETUAL TRUSTEE COMPANY
                                              LIMITED, AS TRUSTEE OF WESTFIELD
                                              AMERICA TRUST


                                              By:/s/ Fran Maddock
                                                 -----------------------------
                                                 Name: Fran Maddock
                                                 Title:  Attorney

                                              By:/s/ Eileen Chung
                                                 -----------------------------
                                                 Name: Eileen Chung
                                                 Title:  Attorney


                                              WITNESSED BY:


                                              By:/s/ Stephen Nicholls
                                                 -----------------------------
                                                 Name: Stephen Nicholls